SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated January 28, 2011.

Document 1

For Immediate Release	January 28, 2011

SONDE RESOURCES CORP. ANNOUNCES SALE OF LIBERTY NATURAL GAS LLC AND UPDATE ON SALE OF TRINIDAD ASSETS

CALGARY, ALBERTA (Marketwire – January 28, 2011) – Sonde Resources Corp. (“Sonde”) (TSX:  SOQ) (NYSE Amex LLC:  SOQ) announced today that it has entered into a letter of intent providing for the sale of Liberty Natural Gas LLC (the “Company”) which owns a 100% working interest in the Liberty Natural Gas LNG project.  Under the proposed sale, Sonde will receive cash consideration of U.S.$7,320,000 upon closing, plus deferred cash consideration of $17,500,000 payable upon any subsequent change of control of the Company, or following the Company's first successful gas delivery.  The proposed sale is subject to the execution of definitive documentation and government approvals which are expected within the next 60 days.

Sonde also further announced that the requisite waivers of rights of first refusal from applicable counterparties have been obtained in respect of the previously announced proposed disposition of Trinidad assets to Niko Resources Ltd. (“Niko”), subject to certain conditions.  The proposed sale to Niko remains subject to approval from the Ministry of Energy and Energy Affairs for Trinidad and Tobago. Closing is expected to occur on or before February 28, 2011, subject to extension to facilitate obtaining all required approvals.

Jack Schanck, Sonde’s President and CEO, said “We are pleased with the progress on both the Liberty project and our transaction in Trinidad. Closure on these projects will allow Sonde to continue to accelerate its investments in western Canada while we evaluate the next steps in Tunisia”

Sonde Resources Corp. is a Calgary, Alberta; Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada and North Africa.  See Sonde Resources’ website at www.sonderesources.com to review further detail on Sonde Resources’ operations.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning expected timing for closing of the proposed sale transactions and satisfaction of closing conditions thereunder.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect, including estimating timing for executing definitive documentation in respect of the Liberty sale transaction, and for obtaining required approvals and completing both the Liberty and Trinidad asset sale transactions. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, and the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	January 28, 2011	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary